Filed by Arrowroot Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Subject Company: Arrowroot Acquisition Corp.
Commission File No. 001-40129
Date: January 23, 2024

The following press release was released by iLearningEngines, Inc. on January 23, 2024.

iLearningEngines, Inc. to Add Matthew Barger and Bruce Mehlman to Board of Directors Following Close of Business Combination with Arrowroot Acquisition Corp.

BETHESDA, Md.--(BUSINESS WIRE)-- iLearningEngines Inc. (“iLearningEngines” or “the Company”), a leader in AI-powered learning automation and information intelligence for corporate and educational use, today announced that Matthew Barger and Bruce Mehlman will join the board of directors following the close of its business combination (the “Business Combination”) with Arrowroot Acquisition Corp. (NASDAQ:ARRW).

Mr. Barger and Mr. Mehlman bring decades of financial, political and business leadership experience and will join Harish Chidambaran, Balakrishnan Arackal and Tom Olivier on the board of the combined company (“New iLearningEngines”) following the Business Combination. Mr. Barger is a Managing Member of MRB Capital LLC, an investment company. He is currently a Senior Advisor at Hellman & Friedman LLC (“H&F”) and was formerly a Senior Managing Director of H&F. He currently serves on the Board of Directors of Hall Capital Partners LLC and Artisan Partners Asset Management Inc. Mr. Mehlman is currently the Founding Partner of Mehlman Consulting where he helps leaders and organizations understand, anticipate and navigate political risk. Prior to founding Mehlman Consulting, Mr. Mehlman served as Assistant Secretary of Commerce for Technology Policy under President George W. Bush. He also worked as a senior leadership aide in the House of Representatives, general counsel to a national political party committee and policy counsel to Cisco Systems.

Mr. Barger and Mr. Mehlman will join New iLearningEngines at an exciting point in the company’s growth journey as it becomes a publicly traded company. Recently, iLearningEngines announced that it entered into a definitive agreement to merge with Arrowroot Acquisition Corp. (NASDAQ: ARRW), a publicly traded special purpose acquisition company (“Arrowroot”) sponsored by affiliates of Arrowroot Capital Management, a 10 year old private equity firm specializing in enterprise software. Upon closing of the Business Combination, the combined company will be named iLearningEngines, Inc., and is expected to trade on NASDAQ under the new ticker symbol “AILE.” The transaction is subject to regulatory approvals and customary closing conditions, including the approval of Arrowroot’s shareholders.

Harish Chidambaran, CEO of iLearningEngines said, “We are delighted to welcome Matt and Bruce to the New iLearningEngines Board of Directors upon closing of the Business Combination. Their experience helping disruptive technology businesses scale globally will prove invaluable as we continue to execute our strategic growth plans as a publicly traded company.”

Matthew Barger said, “I am excited to collaborate with Harish and the team to drive the business forward as a publicly traded company. I look forward to helping the business capitalize on its strong market positioning and growth momentum.”

Bruce P. Mehlman said, “iLearningEngines and its technology are at the nexus of multiple industry megatrends across AI, hyper automation, and eLearning. As new AI developments emerge and policy evolves, I look forward to helping iLearningEngines navigate the political landscape while also pinpointing new strategic growth opportunities.”

For more information about iLearningEngines, please visit: www.ilearningengines.com.

About iLearningEngines

iLearningEngines is a leading cloud-based, AI driven mission critical training for enterprises. iLearningEngines has consistently ranked as one of the fastest growing companies in North America on the Deloitte Technology Fast 500. iLearningEngines’ AI and Learning Automation platform is used by enterprises to productize their enterprise knowledge for consumption throughout the enterprise. The intense demand for scalable outcome-based training has led to deployments in some of the most regulated and detail-oriented vertical markets, including Healthcare, Education, Insurance, Retail, Oil & Gas / Energy, Manufacturing and Government. iLearningEngines was founded by Harish Chidambaran in 2010, with headquarters in Bethesda, MD and offices in Dubai, UAE and Trivandrum, Pune and Kochi, India.

About Arrowroot Acquisition Corp.

Arrowroot Acquisition Corp. is a special purpose acquisition company formed for the purpose to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Arrowroot is sponsored by Arrowroot Capital, a leading investor in enterprise software. Arrowroot Acquisition Corp. was founded on November 5, 2020 and is headquartered in Marina Del Rey, CA.

Additional Information and Where to Find It

This communication is being made in respect of the Business Combination involving Arrowroot and the Company. This communication may be deemed to be solicitation material in respect of the Business Combination. The Business Combination will be submitted to Arrowroot’s stockholders for their consideration. A full description of the terms of the Business Combination is provided in a registration statement on Form S-4 (File No. 333-274333) (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (“SEC”) by Arrowroot that includes a preliminary prospectus with respect to the combined company’s securities to be issued in connection with the Business Combination and a preliminary proxy statement with respect to the shareholder meeting of Arrowroot to vote on the Business Combination. Arrowroot urges its investors, stockholders and other interested persons to read the Registration Statement, including the preliminary proxy statement/prospectus, amendments thereto as well as other documents filed with the SEC because these documents will contain important information about the Company, Arrowroot and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to stockholders of Arrowroot as of a record date to be established for voting on the Business Combination. Once available, stockholders will also be able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Arrowroot Acquisition Corp., 4553 Glencoe Ave, Suite 200, Marina Del Rey, California 90292. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

The Company and Arrowroot, and their respective directors and executive officers, and other members of their management and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Arrowroot’s stockholders in respect of the Business Combination. Information about the directors and executive officers of Arrowroot is set forth in Arrowroots’s filings with the SEC. Information about the directors and executive officers of iLearningEngines and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the Business Combination. Additional information regarding the identity of all potential participants in the solicitation of proxies to Arrowroot’s stockholders in connection with the Business Combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available. Such interests may, in some cases, be different from those of iLearningEngines’ or Arrowroot’s stockholders generally.

Disclaimer

This communication relates to a proposed transaction between iLearningEngines and Arrowroot. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements Legend

Certain statements included in this communication that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995 with respect to the Business Combination. Forward looking statements generally are accompanied by words such as “believe,” “may,” “will, “estimate,” “continue,” “anticipate,” “intend,” expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” the negative forms of these words and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, trends and developments in iLearningEngines’ industry, operating results, potential revenues, growth forecasts, growth of customers, continued adherence of customers to iLearningEngines’ services, business strategy, various addressable markets, anticipated trends, developments in markets in which iLearningEngines operates, the market adoption of iLearningEngines’ technology, platform and products, the capabilities, performance, and advancement of iLearningEngines’ technology, platform and products, iLearningEngines’ projected economics and expansion in global markets, iLearningEngines’ pro forma information, the expected management and governance of iLearningEngines and iLearningEngines’ future technology and platform development and roadmap. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the respective management of iLearningEngines and Arrowroot and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions this communication relies on. Many actual events and circumstances are beyond the control of iLearningEngines and Arrowroot. These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political, and legal conditions; (ii) the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of the stockholders of Arrowroot or iLearningEngines is not obtained; (iii) failure to realize the anticipated benefits of the Business Combination; (iv) risks relating to the uncertainty of the projected financial information with respect to iLearningEngines; (v) risks related to the rollout of iLearningEngines’ business and the timing of expected business milestones; (vi) the amount of redemption requests made by Arrowroot’s stockholders; (vii) the ability of Arrowroot or iLearningEngines to issue equity or equity-linked securities or obtain debt financing in connection with the Business Combination or in the future; (viii) the ability to maintain the listing of the combined company’s securities on NASDAQ or another national securities exchange; (ix) the risk that the Business Combination disrupts current plans and operations of iLearningEngines or Arrowroot as a result of the announcement and consummation of the Business Combination; (x) the risk that any of the conditions to closing are not satisfied in the anticipated manner or on the anticipated timeline; (xi) the effects of competition on iLearningEngines future business and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xii) risks related to political and macroeconomic uncertainty; (xiii) the outcome of any legal proceedings that may be instituted against iLearningEngines, Arrowroot or any of their respective directors or officers, following the announcement of the Business Combination; (xiv) the impact of the global COVID-19 pandemic on any of the foregoing risks; (xv) any changes to the accounting matters of Arrowroot as a result of guidance from the SEC; and (xvi) those factors discussed in the Registration Statement under the heading “Risk Factors,” and other documents Arrowroot has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Arrowroot nor iLearningEngines presently know, or that Arrowroot nor iLearningEngines currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Arrowroot’s and iLearningEngines’ expectations, plans, or forecasts of future events and views as of the date of this communication. Arrowroot and iLearningEngines anticipate that subsequent events and developments will cause Arrowroot’s and iLearningEngines’ assessments to change. However, while Arrowroot and iLearningEngines may elect to update these forward-looking statements at some point in the future, Arrowroot and iLearningEngines specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Arrowroot’s and iLearningEngines’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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